November 25, 2024

Tom Vadaketh
Senior Vice President and Chief Financial Officer
Enviri Corp
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, PA 19103

       Re: Enviri Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-03970
Dear Tom Vadaketh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services